Chapman and Cutler LLP
                             111 West Monroe Street
                             Chicago, Illinois 60603


                                 April 22, 2014


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 1164
             Guggenheim Balanced Income Builder Portfolio, Series 7
                       File Nos. 333-194202 and 811-03763
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Dear Mr. Bartz:

     This letter is in response to your comments given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1164, filed on February 27, 2014 with the Securities and Exchange Commission (the "Commission"). The registration statement offers the Guggenheim Balanced Income Builder Portfolio, Series 7 (the "Trust").

PROSPECTUS

Investment Summary -- Principal Investment Strategy

     1. Please include the Trust's policy on market capitalizations in the second paragraph.

     Response: The Trust does not have a specific policy regarding market capitalization. In response to this comment, the Trust has added that it may include securities of companies with small-, mid- and large-capitalizations.

Investment Summary -- Security Selection

     2. The sixth bullet indicates that the Trust may invest in small-capitalization companies. Please add small-capitalization company risk disclosures.

     Response: Even though small-capitalization securities may be included in the portfolio, we include risks based upon the final portfolio. If small-capitalization securities are selected for the portfolio of this Trust, we will add the appropriate risk disclosures.

     3. In the first sentence under the "Fixed-Income Exchange-Traded Funds" section, please add "substantially all of their assets" after "ETFs that invest."

     Response: The disclosure has been revised as requested.

     We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                       Very truly yours,

                                                       CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                          ----------------------
                                                          Morrison C. Warren